INVEST IN **STARTUP SCIENCE**

One platform to run startup programs and support founders



THE STARTUP
OPERATING SYSTEM
Lifecycle education meets
AI-matched support.
FULBRIGHT Scholar Program
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startupscience.io San Diego, CA

Highlights

1. Fixing the $27B annual problem of preventable startup failures.
2. Led by CEO who built and sold 12 companies and four private equity awards from $25M to $1B deals.
3. 88,000 users across four continents with multiple streams of income.
4. 200+ accelerator, university, and government partners onboarded.
5. Chosen by the Fulbright Foundation as their entrepreneurship platform.
6. $7T global startup economy. $150B spent annually on founder tools and services.
7. $5.75M raised from management and strategic investors to build the core platform.
8. Two acquisitions completed. 20+ more planned to unify the startup ecosystem.

Featured Investors

 **Entrepreneur Ventures** [Follow]

We are an early-stage venture capital firm partnered with Entrepreneur Media. We invest across CPG, consumer, and B2B frontier tech. Our operating partners help startups at the earliest stages of company-building across finance, operations, strategy, growth, talent, engineering, and more.
entrepreneur.vc

Jonathan Hung, Managing Partner

"I invest in founders who build with conviction and solve real problems at scale. Startup Science is tackling the root causes of failure with a platform that benefits the entire ecosystem. The upside here is enormous, and the team is the right one to capture it."

 **Permira** [Follow]

Permira is a global investment firm that backs successful businesses with growth ambitions. Founded in 1985, the firm advises funds across two core asset classes, private equity and credit, with total committed capital of approximately €80bn.
permira.com

Phil Guinand, Partner

"As someone who evaluates category-defining platforms, it's clear that Startup Science has the potential to reshape how early-stage companies are built. Their data architecture and network effects position them for substantial long-term value. The team is attacking a real market gap with precision."

 **Banneker Partners** [Follow]

Founded in 2016, Banneker partners with management teams to build exceptional software companies. We drive value through organic growth, strategic M&A, and hands-on operational improvement. Our focus on product rigor, development investment, and strong go-to-market teams creates software suites of real scale and importance. From offices in San Francisco and Portland, we manage over $2B and have made more than seventy software investments.
bannekerpartners.com

Stephen Davis, Managing Partner

"Startup Science solves a structural problem that has held founders back for decades. The operating system approach is exactly what this ecosystem has been missing. I invested because the combination of research, execution discipline, and Greg's track record is rare."

 **Wesley Clover Corporation** [Follow]

Wesley Clover is a private, global investment management firm and holding company. Under the direction of founder, Chairman and serial technology entrepreneur Terry Matthews, the focus is to fund and grow successful technology companies. More than 100 firms have been created to date. Early data networking giant Newbridge Networks, and current global business communications leader Mitel are particular highlights. In total, more than 140 founders have been backed by Wesley Clover, with more than $1.0B in direct investment. The portfolio has produced 20 IPOs, slightly more than that number of exits via acquisition, and more than $3.5B in public returns.
wesleyclover.com

Owen, Matthews

"At Wesley Clover, we support platforms that elevate entire innovation ecosystems, and Startup Science is doing exactly that. Their operating system gives founders real leverage and gives accelerators and partners the structure they've been missing. The team has the experience and the vision to pull this off."

 **Vietnam Holding Ltd**   Follow

Vietnam Holding (VNH) invests in high-growth companies in Vietnam, focusing on domestic consumption, industrialisation and urbanisation. Launched in 2006, VNH is a closed-end fund listed on the London Stock Exchange.
vietnamholding.com

Hiroshi Funaki, Chairman

"I invest in companies that create outsized value across emerging markets, and Startup Science fits that mission perfectly. A unified operating system for founders unlocks opportunity well beyond Silicon Valley. This is infrastructure the global startup economy has needed for years."

 **GLD Invest**   Follow

GLD Invest is a private company investing in the early venture phase of companies. We offer competence with on B2B marketing and strategy.
gldinvest.com

Olle Lundberg, CEO

"Startup Science is solving a universal problem with a globally scalable solution. Their ability to connect founders, programs, and providers in one system creates real enterprise value. This is the kind of platform that becomes the default in its category."

 **Prosperity Capital Management**   Follow

Founded in 1996, Prosperity Capital Management ("PCM") is an institutional investment manager employing a fundamental value, active and engaged shareholder approach.
prosperitycapital.com

Tomas Olsson, Director

"Startup Science is building the kind of platform that compounds in value over time. The clarity, structure, and data they bring to founders is transformative. I backed them because this team understands both execution and scale."

BOSS Capital Partners in   Follow

BOSS Capital Partners is a boutique investment syndicate dedicated to working with technology businesses that need operational expertise and guidance to achieve capital efficient and rewarding outcomes. By utilizing the BOSS - Business Operations Support System - the BCP team assists portfolio companies with tactical challenges they face in product management, engineering, sales, marketing, pricing, legal, and finance. Consistently and efficiently applied, BOSS allows BCP to transform the day to day operations of portfolio companies and significantly increase the quality of potential exit outcomes. BOSS Capital Partners is based in San Diego, California and invests worldwide.

Gregory Shepard, Investor

"Startup Science is the company I wish existed when I began my journey. The research, the framework, and the vision behind this platform were built to lift millions of founders. I'm all in because this mission matters."

 **Argyris Stasinakis** in   Follow

Argyris is an entrepreneur and investor in AI, SaaS, DaaS and keen to explore applications arising from technology innovation across all domains of life. He is the founder of the Maritime Innovation Network.

"Startup Science brings clarity to one of the most chaotic environments in business. The team understands how to build platforms that scale across regions and industries. I invested because their approach is both globally relevant and deeply needed."

 **Grant Vergottini** in [Follow]

"Startup Science is creating the structure founders desperately need but rarely get. Their operating system aligns education, support, and tools in a way that finally makes sense. I backed them because this is the future of how startups will be built."

 **Bob Hamilton** in [Follow]

"I invested because Startup Science helps founders avoid the painful mistakes that usually derail them. The system is practical, proven, and built by operators who know how to scale businesses. This is going to lift a huge number of entrepreneurs."

 **Scott Tait** in [Follow]

27-year Navy veteran. Commanded USS Mustin and USS Zumwalt. Built UC San Diego's National Security Innovation program. Helped defense startups raise $470M. Former CEO of Pacific Science & Engineering.

"I've watched Greg build companies from the inside, and his ability to identify patterns, design systems, and execute with discipline is unmatched. Startup Science is the culmination of decades of work. I invested because this platform will fundamentally change how founders succeed."

 **Grant Vergottini**
Syndicate Lead   [Follow]   Invested $80,000

CEO, CTO, and co-founder of Xcential. 40 years experience in aerospace, design automation, legal informatics. Public speaker, instructor at the University of Bologna, and active participant in industry standards with the OASIS standards body.

"As a long-time entrepreneur, I have long felt the need for a platform such as Startup Science. It takes a lot of nerves and skill to navigate the journey to a successful startup. Smart people with good ideas have to have all the skills necessary to identify a need, build a product, market the product, find customers, secure funding and all the other tasks needed to get off the ground. Startup science helps to bridge the gap between the skills founders intrinsically have and the skills they need."

Team

 **Greg Shepard**   Founder and Chief Executive Officer



Built and sold 12 companies. Four private equity awards for exits between $25M-$1B. Authored The Startup Lifecycle, hosts Forbes Podcast, delivered TEDx Talk. Knows how to build, scale, and exit.





Jonathan Engle Head of Marketing

Founded Startup Stack, scaled to 10,000+ members, sold to Startup Science. Leads marketing, sales, marketplace strategy, and M&A integration. Utah Army National Guard member.



Gary Horn Head of Service & Operations

Worked with Greg at AdAssured and Pepperjam. Consulted for early-stage ventures through BOSS Capital Partners. Brings 360° perspective on startup lifecycle and customer success.



Gerardo Ortiz Head of Product

10+ years across engineering, product, management, and strategy with an entrepreneurship focused MBA. Background includes Fortune 100-scale tech work, international team leadership, and building a banking solution designed to support high-growth startups.



Scott Tait Chief Strategy Officer

27-year Navy veteran. Commanded USS Mustin and USS Zumwalt. Built UC San Diego's National Security Innovation program. Helped defense startups raise $470M. Former CEO of Pacific Science & Engineering.



Daniel Dickson Chief Technology Officer

20+ years building software for Fortune 500s and startups. Three successful exits with Greg. Specializes in architecture, team leadership, and shipping products that work.



Darrell Allen Head of Sales

Two exits and over $3B in revenue generated for partners. Early internet pioneer who built one of the first 50 websites. Expert in large-scale affiliate marketing and direct sales, focusing on long-term alliances over short-term deals.

Pitch Deck



View full deck
MEET GREGORY SHEPARD
Startup Science is Greg's next venture after 12 successful exits.
Track Record
12 Startups
Award Winning
4 Private Equity
Authority
Book Author
Startup
Startup Science unifies the startup ecosystem in one platform in order to increase the startup success rate.



&
12 Exits
awards
for transactions
between $25M/$1B
TedX Speaker
Keynote Speaker
THE STARTUP LIFECYCLE
pepperjam
As seen in
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WSJ
HUFFPOST
USNews
Entrepreneur
TEDx

Startups Need a Centralized Operating System.

Startup Science supports 88,000 founders across 200+ accelerators and universities. We've completed two acquisitions and raised $5.75M to date. We're building Startup Science to unify the startup ecosystem into one operating system.

Founders fail because the startup ecosystem is fragmented. The right guidance often arrives too late or out of order.

> "After building and exiting 12 companies over 35 years, I saw the same failures repeat again and again. Founders weren't failing because of bad ideas or lack of effort. They were failing because the ecosystem itself was broken. Startup Science exists to fix that."

> Founder and CEO, Gregory Shepard



NINE OUT OF TEN STARTUPS FAIL.
That's $27 billion in destroyed VC value every year, just in the US.

For more than 30 years, the global startup failure rate has remained near 90%. This pattern is consistent across long-term studies from Harvard Business School, Startup Genome, and U.S. business survival data. No other industry would accept that level of waste. Despite more tools, more capital, and faster company creation, outcomes have not improved.

Gregory Shepard spent $500k and 5 years to study the root cause of startup failure.

Gregory interviewed and analyzed
4,867
Accelerators
2,200
Startup Founders
1,100
Investors
100
Global Corporations

to know why startups fail.

The number one driver of startup failure is *the fragmented startup ecosystem*. This fragmentation means founders don't find what they need when they need it. This leads to compounding mistakes from a startup's inception that are entirely avoidable given the right framework, software, and services to support a founder.

Startup Science is one of the first platform that addresses the root causes of startup failure. *We unify founders, mentors, universities, accelerators, investors, and service providers into one structured operating system that brings clarity, timing, and alignment to the founder journey.*

Investors can now participate in building the standard operating system for entrepreneurship.

Why Now: Faster Business Creation, Same Broken System



3 MILLION
NEW STARTUPS LAUNCH GLOBALLY EVERY YEAR.

Artificial intelligence has made it much easier to start a company. Founders can now build working products in days instead of months. As a result, more people are starting startups than ever before.

At the same time, the systems that support founders have not improved. Tools are still disconnected. Advice is still inconsistent. Programs still operate in silos. As startup creation speeds up, these problems grow faster and cause more early mistakes. Without structure, speed leads to more failure. This moment requires a shared operating system that brings clarity, timing, and alignment to the entire startup journey.

What Startup Science Does for the Startup Ecosystem



STARTUP SCIENCE CENTRALIZES THE ENTIRE STARTUP ECOSYSTEM INTO ONE PLATFORM.
Welcome back, Alexa


+10,000
Startups
+200
Accelerators
+10,000
Mentors
+15,000
Investors

Startup Science gives founders a single operating system that shows them where they are in their journey, what decisions matter next, and who they should work with. It replaces disconnected tools with a shared system that guides founders through each stage with clarity and timing.

Founders learn exactly what they need to know at the moment they need it, not months too early or years too late. They manage planning, learning, mentors, advisors, programs, providers, and later investors in one place. This structure keeps them focused on the right work instead of jumping between disconnected tools. The platform includes:

- **Education** matched to where founders are in their journey
- **Mentor and advisory matchmaking** with assignments and progress tracking
- **Program management software** for accelerators, universities, and governments
- **A marketplace** with $4M+ in potential savings for founders
- **Tools** integrated with all business critical services like business insurance, cap table management, and many more
- **AI-powered matching** across founders, mentors, programs, and providers
- **Communities** based on stage, sector, and geography
- **Portfolio tools for investors** launching in 2026


THE STARTUP SCIENCE OPERATING SYSTEM
Universities
Accelerators
Investors
Pitch Competitions
FOUNDERS
Mentors
Service Providers
Partners
Software Providers
Sponsors

Startup Science combines the Startup Lifecycle framework with a single software

platform. This platform brings the startup ecosystem into one place so founders and the people who support them can work from the same system at the right time.

Founders

Founders start with a clear understanding of where they are and what to focus on next. The platform shows them what decisions matter next and what support they need at that stage. Founders receive stage-matched education, access to mentors and advisors, and peer communities aligned to their progress. They also gain access to trusted software and service partners, along with exclusive savings. A single profile follows them across programs and into the broader ecosystem.



> ## STARTUP SCIENCE HAS BEEN INCREDIBLE.
> They helped us completely transform our messaging, purpose, and storytelling. **I believe every business owner should watch them**, as they opened my eyes to things I just didn't know after 27 years in business.
>
> **TONY OKHIRIA**, *FOUNDER OF SECURITY TAPESTRY AND REMOTING.WORK*

Accelerators, Incubators, and Universities

Startup programs run their programs from a single system built for founder support. Applications, curriculum delivery, mentor matching, progress tracking, and reporting all live in the same place. This reduces manual work and improves consistency across cohorts. Programs gain clearer insight into founder progress and produce stronger, more reliable outcomes for funders and partners.



> ## STARTUP SCIENCE LETS US GO BEYOND PROGRAM COORDINATION.
> Our founders now have practical tools—like TAM/SAM/SOM and Market Sizer—right where they **learn and engage**. It's **simpler** for our team, **clearer** for our entrepreneurs, and we're already seeing about half the cohort active weekly.
>
> **AVA HALSTEAD**
> **Leading**Cities
> *DIRECTOR OF STRATEGIC INITIATIVES*

Mentors and Advisors

Mentors enter each interaction with clear context on founder progress and readiness. This allows them to focus on the right topics at the right time. The platform supports session tracking, resource sharing, and ongoing visibility into founder progress. Mentor time becomes more effective and relationships become more valuable.

Software and Service Providers

Software and service providers connect with founders at the moment their solutions are most relevant. Startup Science places tools and services directly inside founder workflows. Providers gain clearer engagement data and better conversion while founders avoid irrelevant offers. This creates better outcomes for both sides.

Investors

Investors receive deal flow tailored to their investment thesis and gain clearer insight into their existing founders' progress. Startup Science creates a structured environment where founder progress and readiness are visible over time. As investor tools launch, this foundation supports cleaner deal flow, faster diligence, and better portfolio insight.

All participants operate from a shared system. This improves timing, reduces confusion, and creates a repeatable structure for startup progress.



The core platform already delivers an excellent experience for both Entrepreneur Support Organizations (ESOs) and founders. Basic features are in place for mentors, advisors, sponsors, and investors. By early 2026, we'll complete their experiences and cover every persona in the startup ecosystem.

<u>Acquisitions</u>

Acquisitions are core to our growth strategy. We've already made 3 with 20+ planned over the life of our company.



Startup Stack

Became the Marketplace module in Startup Science, offering startup founders $4M+ in potential savings. On track for 1,000+ software and service providers by the end of 2025 to become the largest startup marketplace in the world.

Startup Benefits

Supports our international expansion with a rich database of hundreds of thousands of grants, software, and services, and investors worldwide (emphasis on Europe). This will power the Capital module rebuild in Q1 2026.

Sphere

Becoming the Mentorship module to connect tens of thousands of mentors and mentorship support software to our founder community.

Strategic Partnerships


STRATEGIC PARTERNSHIPS
FULBRIGHT
Fulbright Entrepreneurship Initiative
We partnered with Fulbright Canada and Alacrity Canada in 2023 to build a world-class entrepreneurship program. The initiative piloted in the US and Canada in 2024-25, with cohort 2 launching in 2025-26.
ACA
ANGEL CAPITAL ASSOCIATION
Angel Capital Association
Our partnership connects users to ACA's network of 16,000 active angel investors while giving ACA portfolio companies access to our resources.
CEO
The Collegiate Entrepreneurs' Organization
CREATING A WORLD OF OPPORTUNITIES
Collegiate Entrepreneurship Organization
CEO supports 16,500 college-based entrepreneurs annually across 250 universities. We provide the platform and support to help them succeed.
SAVI
STRATEGIC ALLIANCE for VETERAN INTEGRATION
Getting Veterans the Benefits they Deserve
Strategic Alliance for Veteran Integration
Startup Science is partnered with SAVI to make sure that transitioning veterans see entrepreneurship as an option, and that those who choose it are well supported.
NBCC
National Black Chamber of Commerce®
National Black Chamber of Commerce
The National Black Chamber of Commerce (NBCC) has more than 75,000 business members across the US. Startup Science has partnered with them to support their new, soon-to-launch 360i initiative which is designed to help entrepreneurs from under-served and non-traditional backgrounds successfully launch and grow businesses.
https://nationalbcc.org/
CANADA STARTUP ASSOCIATION
Canadian Startup Association
Our partnership with the Canadian Startup Association ensures Canadian founders gain the clarity, support, and lifecycle guidance that traditional systems haven't delivered. Together, we are strengthening an ecosystem that empowers entrepreneurs nationwide. https://canadastartups.co/

The Revenue Engine Behind the Startup Ecosystem

Startup Science earns revenue through three connected pillars. Each pillar monetizes a different part of the startup ecosystem. Together, they form a scalable, high-margin business that grows with adoption instead of relying on a single subscription model.


Accelerators
Startup Communities
Universities
Governments & Nonprofits
Founders
Investors
Mentors
Software & Service Providers
Sponsors

#1: Startup Program Subscriptions

Accelerators, incubators, universities, and government programs license Startup Science to run their startup programs. They use the platform to manage applications, deliver curriculum, match mentors, track founder progress, produce reports, and support alumni networks.

Today, most programs pay $500 per month. Pricing will increase as additional program modules are released.

Our goal is for this subscription to pay for itself. ESOs use the built-in Sponsorship module to package, sell, and fulfill program sponsorships with corporate partners. As programs earn more sponsorship revenue, retention increases and Startup Science becomes deeply embedded in daily operations.

Each ESO also brings its founders onto the platform, which drives rapid adoption across the ecosystem.

#2: Provider Revenue: SaaS, Services, and Marketplace Commerce

Software and service providers need to reach early-stage founders, but founder marketing has become crowded and expensive. Startup Science places providers directly inside founder workflows at the moment solutions are needed.

We generate provider revenue through:

- Sponsorships and featured placements

- Contextual promotion within founder workflows

- Affiliate revenue from deal redemptions and purchases

- Cost-per-lead fees for high-intent opportunities

- API-based billing tied to product activations

This model lowers acquisition costs for providers, improves conversion, and delivers more relevant solutions to founders.

#3: Direct-to-Founder and Advisor Revenue

Founders can subscribe directly when they are not part of an ESO. These plans give them structure, lessons, tools, and access to the broader ecosystem.

Mentors and advisors also generate revenue. They subscribe for access, matching, analytics, and workflow tools. When founders hire advisors for paid engagements, Startup Science earns a share of that revenue. This helps mentors build sustainable income while giving founders access to vetted expertise.

Why This Model Scales

These three pillars fuel each other.

- ESOs bring founders onto the platform.

- Founders create demand for advisors and providers.

- Providers bring sponsorship dollars and partner revenue.

Every interaction generates data that improves matching, tools, and platform performance. As the ecosystem grows, each new participant increases the value of the platform for everyone else.

The result is a diversified, defensible, high-margin revenue system that compounds through network effects and grows in strategic value as adoption expands.

This is a Big Problem We're Solving

The startup ecosystem is a $7 trillion global asset class.

That's larger than private equity and approaching the scale of public equities.


THE STARTUP ECOSYSTEM IS A
$7 TRILLION GLOBAL ASSET CLASS
That's larger than private equity and approaching the scale of public equities.
TAM
$7 TRILLION
SAM
$150 BILLION
SOM
$10 BILLION
• TAM: $7 trillion global startup asset class; 150M companies worldwide
• SAM: $150B spent annually on startup services, education, accelerators, SaaS, and venture tools
• SOM: $10-15B near-term opportunity in startup lifecycle SaaS, ESO management, and provider sponsorships

Market Dynamics

Three million new startups launch each year. That number is about to explode.

History shows that downturns and disruptions accelerate startup creation. After the dot-com crash, after 2008, during COVID, new business formation surged. When jobs disappear, entrepreneurship fills the gap.

AI is the next accelerator. It dramatically lowers barriers to entry. Founders can now build prototypes, test markets, and operate leaner than ever before. The number of startups created annually will climb exponentially.

But AI doesn't reduce the 90% failure rate. It magnifies the problem: more companies formed, more capital wasted, more founders failing without structure.

We believe this makes Startup Science inevitable. We unify the fragmented ecosystem, teach the lifecycle, connect founders to resources, and coordinate stakeholders. **The result: sustainable growth instead of waste.**

Our Position

Startup Science sits at the **center of this market surge.** Startup Science sits beneath accelerators, founders, mentors, and providers. As startup activity grows, the need for shared infrastructure grows with it. As **AI fuels startup creation**, Startup Science becomes the operating system ensuring those companies survive, grow, and exit.

Gregory is the Right Founder to Build This


Authority
HUFFPOST
ForbesBooks
Radio Host
TEDx
SPEAKER
Entrepreneur
FORTUNE
WSJ
U.S.News
Forbes
THE STARTUP LIFECYCLE
GREGORY SHEPARD

Gregory Shepard has spent 35 years building, scaling, acquiring, and selling companies in markets that were fragmented, chaotic, and oversaturated. He has built 12 companies across biotech, adtech, govtech, and ecommerce, and has led more than 20 acquisitions on both the buy and sell side. His entire career has been about bringing order to messy markets and creating structure where none existed. That skill set directly matches what the startup ecosystem needs today.

What Gregory did in affiliate marketing is exactly what the startup world needs now. That industry became overcrowded with disconnected players, and Gregory built companies that consolidated and organized the ecosystem until it became valuable enough for major acquirers. The startup ecosystem is in the same place today: too many tools, too many disconnected actors, and no shared operating system. Gregory has already built a platform that unified a fragmented market and created outsized exit value. Startup Science is designed using that same playbook.

Gregory's Track Record

- Built and sold 12 companies across BioTech, TransitTech, AdTech, and MarTech

- Led more than 20 acquisitions across buy and sell sides

- Received 4 private equity awards for transactions from $25M to $1B

- Played a critical role in scaling Delerrok from $0 to $42M exit in three years

- Invested in 8 companies as an angel and LP through BOSS Capital Partners